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                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        FILED UNDER SECTION 33(A) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED,
                                  ON BEHALF OF
                                  SARLUX S.R.L.


         Enron Corp., an Oregon corporation ("Enron"), hereby files this Form U-57 under Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on behalf of SARLUX s.r.l., a limited liability company incorporated in Italy ("Sarlux"), for the purpose of notifying the Securities and Exchange Commission (the "Commission") that Sarlux will become a "foreign utility company" under such Section 33(a), upon the commencement of sales of electric energy from the facilities described below.

         Enron has made an indirect equity investment in Sarlux in the following manner. Enron owns 100% of the outstanding voting securities of Enron Dutch Holdings B.V., a Dutch corporation ("Enron Holdings"). Enron Holdings owns 45% of the shares (or "quotas") of Sarlux, as set forth below.

ITEM 1

         Set forth below is the following information for Sarlux: (a) its name;
(b) its business address; (c) a description of its facilities used for the generation of electric energy for sale; and (d) to the extent known, the name of each person that holds five percent or more of any class of its voting securities.

         (a) Name:  SARLUX s.r.l.

         (b) Business Address: 8, Galleria de Cristoforis, 20122 Milano, Italy.

         (c) Description of Facilities: an integrated gasification combined cycle electricity generation plant that will gasify high-sulphur refinery residuals producing electric power, hydrogen and steam. The plant is currently under construction at the site of an oil refinery owned by SARAS S.p.A. Raffinerie Sarde ("Saras"), in Sarroch, Sardinia, Italy. The plant will have an estimated net capacity of 551 megawatts.




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         (d)      Shareholders :

                  Name                     Shares        Percentage
                  ----                    --------       ----------
                  Enron Holdings          516,923           45%

                  Saras                   631,846           55%

ITEM 2

         Domestic Associate Public-Utility Companies. A subsidiary of Enron, Portland General Electric Company, an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity predominately in the State of Oregon. Accordingly, Enron is a "holding company" and Portland General Electric Company will be an "associate company" of Sarlux, as such terms are defined in the Act. Enron is exempt from the provisions of the Act (other than Section 9(a)(2)) by reason of Section 3(a)(1) of the Act and Rule 250.2 promulgated under the Act. Portland General Electric Company will not own any of the shares of Sarlux.

         State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A. Such certification is hereby incorporated by reference.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        ENRON CORP.


                                        By:  /s/ William D. Gathmann
                                        Name:    William D. Gathmann
                                        Title:   Vice President, Finance
                                                    and Treasurer

                                        December 12, 1997